MOUNT LOCKS INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 12 May, 2021

CONTENTS OF REPORT

Contents





Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of MOUNT LOCKS INC.,

251 LITTLE FALLS DRIVE

WILMINGTON, DE 19808

I have reviewed the accompanying financial statements of MOUNT LOCKS INC., which comprise the Balance Sheet as of December 31, 2020 and December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the year then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

US CPA Colorado
0033681

05/12/2021

MOUNT LOCKS INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 201

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:	$		
Cash and cash equivalents		1,418	1,034
Total current assets		**1,418**	**1,034**
Fixed assets:			
Scooters		6,073	-
Locks		16,644	-
(less accumulated depreciation)		(1,449)	-
Total Fixed assets		**21,267**	-
Intangibles:			
Software		5,250	-
Total intangibles		**5,250**	-
Total Assets	$	**27,935**	**1,034**
Liabilities & Members' Equity			
Current liabilities:	$		
Total current liabilities		-	-
Non-current liabilities:			
Payables due to Owner		57,900	12,650
SAFE investments		30,000	20,000
Total non-current liabilities		**87,900**	**32,650**
Total Liabilities		**87,900**	**32,650**
Members' Equity:			
Common stock, authorized 1,000,000 shares, 500,000 shares issued and outstanding, $0.001 par value		500	-
Net Loss		(28,848)	(31,616)
Retained Earnings (accumulated deficit)		(31,616)	-
Total Members' Equity		**(59,964)**	**(31,616)**
Total Liabilities and Members' Equity	$	**27,936**	**1,034**

The accompanying notes are an integral part of these financial statements.

MOUNT LOCKS INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

Revenue:		**2020**	**2019**
Sales	$	-	-
Total revenues		-	-
Cost of Goods Sold:		-	-
Gross Profit		-	-
Expenses:			
Product Design & Branding		16,667	31,337
Conferences		-	230
Office supplies		-	49
Bank Charges & Fees		315	-
Dues & Subscriptions		859	-
Mail & Shipping		227	-
Insurance		7,318	-
Contractors		17,000	-
Advertising & Marketing		263	-
Depreciation		1,449	-
Total Expenses		**44,098**	**31,616**
Income (loss) from Operations			
		(44,098)	**(31,616)**
Other Income (Expenses)			
Grants		10,000	-
Awards		5,250	-
Total Other Income (Expenses)		**15,250**	-
Net Income (loss)	$	**(28,848)**	**(31,616)**

The accompanying notes are an integral part of these financial statements.

MOUNT LOCKS INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Shares	Amount	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2018	-	-	-	**-**
Issuance of Common Stock	-	-	-	-
Net income (loss)	-	-	(31,616)	**(31,616)**
Ending Balance, December 31, 2019	**-**	**-**	**(31,616)**	**(31,616)**
Issuance of Common Stock	500,000	500	-	**500**
Net income (loss)	-	-	(28,848)	**(28,848)**
Ending Balance, December 31, 2020	**-**	**500**	**(60,464)**	**(59,964)**

The accompanying notes are an integral part of these financial statements.

MOUNT LOCKS INC.

STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net profit (loss)	$	(28,848)	(31,616)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		1,449	-
Changes in:			
Payables due to owner		45,250	12,650
Net cash provided (used) by operating activities		**17,851**	**(18,966)**
Cash flow From Investing Activities:			
Purchase of Scooters and Locks		(22,716)	-
Software		(5,250)	-
Net cash provided (used) by investing activities		**(27,966)**	-
Cash flow from Financing Activities:			
Issuance of Common Stock		500	-
Issuance of SAFE notes		10,000	20,000
Net cash provided (used) by financing activities		**10,500**	**20,000**
Increase (decrease) in Cash		384	1,034
Cash, beginning of year		1,034	-
Cash, end of year	$	**1,418**	**1,034**

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

About the Company & Nature of operations

MOUNT LOCKS INC. (the Company) is a Delaware Corporation incorporated on August 21, 2020. The Company was initially formed in Colorado as a Limited Liability Company on January 23, 2019, its name was MOUNT LOCKS LLC. The Company is in its pre-revenue stage and its primary business activity is to provide short-term rentals of scooters to individuals through various accommodation providers. As of December 31, 2020, the Company owned 7 scooters.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.A.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The Company held no cash equivalents as of December 31, 2020 and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Payables due to Owner

This account consists of balances due to the Company's owner for operating expenses that the owner personally funded during 2019 and 2020.

Management does not believe that these payables will be due within a year, hence the long-term liability classification.

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

Fixed Assets

This account currently consists of scooters and locks that are recorded at cost and depreciated over a 5-year useful life using the straight-line method for financial reporting purposes. Depreciation expense amounted to $1,449 for the year 2020 and nil for the year 2019.

Intangibles

The Company has recorded intangible assets at cost. The intangible assets consist of software the Company has developed for the purpose of integration with an application that it is currently subscribed to. The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The valuation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. The assumptions require significant judgement and actual results may differ from assumed and estimated amounts. No impairment charges were recorded for the years ended December 31, 2020 and December 31, 2019.

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

SAFE investments

During 2019 and 2020, the Company issued SAFE (Simply Agreement for Future Equity) notes to various investors. SAFE notes grant investors the right to certain shares of the Company's Capital stock. The SAFE notes were issued at a post valuation cap of $2,000,000 and a discount rate of 80%. The agreements stipulate that if there is an Equity Financing before the termination of the SAFE notes, on the initial closing of such Equity Financing, the SAFE notes will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

The conversion price means the either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

Company Capitalization is calculated as of immediately prior to the Equity Financing and (without double counting, in each case calculated on an as converted to Common Stock basis):

• Includes all shares of Capital Stock issued and outstanding.

• Includes all Converting Securities.

• Includes all (i) issued and outstanding Options and (ii) Promised Options; and

• Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses for the years 2019 and 2020, these losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares that the Company is authorized to issue is One Million (1,000,000) shares at a par value of $0.001 per share.

As of December 31, 2020 and December 31, 2019, the total number of Common Stock issued and outstanding was 500,000 and nil shares, respectively.

Non-qualified stock options grants

During 2020, the Company granted non-qualified stock options (the instruments) to various recipients. The instruments grant recipients with the option to purchase 100,000 shares of Common stock at an exercise price per share of $0.001. These options are not an incentive stock option ('ISO') within the meaning of section 422 of the Internal revenue code of 1986.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

FOR THE YEAR ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

Subsequent Events

On January 11, 2021, the Company issued $10,000 in SAFE (Simple Agreement for Future Equity) notes to an investor at a post-money valuation cap of $2,000,000.

Additionally, the Company had purchased 32 more scooters.

There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.